UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   January 25, 2002

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	1-1072	53-0127880
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 7.   Financial Statements and Exhibits.
                   (c) Exhibits

Exhibit No.	Description of Exhibit	Reference
12	Computation of Ratios	Filed herewith.
23	Consent of Independent Accountants	Filed herewith.
99	The 2001 consolidated financial statements of the Company and Subsidiaries, together with the report thereon of PricewaterhouseCoopers dated January 18, 2002; and Management's Discussion and Analysis of Consolidated Results of Operations and Financial Condition as well as selected financial data.	Filed herewith.

Signatures

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        Potomac Electric Power Company
                                                (Registrant)

                                        By: A.W. WILLIAMS
                                                Andrew W. Williams
                                              Senior Vice President and
                                              Chief Financial Officer

January 25, 2002
   DATE